

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 29, 2007

<u>Via facsimile at (212) 310-8007</u>

Ellen Odoner, Esq.
Weil Gotshal & Manges
767 Fifth Avenue
New York, NY 10153

Re: **H&R Block**
        DEFA14A filed on August 22, 2007
        File no. 1-06089

Dear Ms. Odoner:

We have reviewed your filing and have the following comment.

1.   We note your response to prior comment 1. While not necessarily agreeing
        with your conclusion we will raise no further comments at this time. We
        remind you to avoid including disclosure which directly or indirectly impugns
        character, integrity or personal reputation, or directly or indirectly makes
        charges concerning improper, illegal or immoral conduct or associations
        without factual foundation. See Note to Rule 14a-9 under Regulation 14A.

<u>Closing Comments</u>

        Please furnish a cover letter with your responses to our comment and provide any
requested supplemental information. Please understand that we may have additional
comments after reviewing any amendments to your filings and responses to our
comment.

August 29, 2007

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

       Please direct any questions to me at 202.551.3345.

                 Sincerely,

                 Michael Pressman
                 Special Counsel
                 Office of Mergers and Acquisitions